

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2015

Via E-mail
Mr. A. Stephen Meadows
Chief Accounting Officer
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

Re: Rock-Tenn Company
Form 10-K for the Fiscal Year ended September 30, 2014
Filed November 24, 2014
Response letter dated January 30, 2015
File No. 001-12613

Dear Mr. Meadows:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations (Segment Data), page 27

1.   We note from your response to prior comment 1 that your systems do not capture revenue or profitability for the container subgroups identified on your website. Please clarify whether this is also true for non-container revenues and any subcategories.

2.   You indicate that your reporting is focused on revenue by customer. However, we also note a January 29, 2015 article in The Wall Street Journal included remarks from your chief executive officer referencing your pizza box business. Please identify and describe any categories of customers that correlate with particular lines of business, such as the

       pizza box business, and for which you aggregate revenues or other financial data. Please indicate the particular measures that are grouped in any of your accounting systems, and tell us these amounts for each of the periods presented.

       You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3386 with any other questions.

                                         Sincerely,

                                         /s/ Karl Hiller

                                         Karl Hiller
                                         Branch Chief